

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2022

Xin Guan
Chief Executive Officer
Ucommune International Ltd
Guang Hua Road, No 2 , Tower D, Floor 8
Chaoyang District , Beijing 10002

  Re: Ucommune International Ltd
    Form 20-F for the Fiscal Year Ended December 31, 2021
    Filed May 10, 2022
    File No. 001-39738

Dear Ms. Guan:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020, page 103

1. Where you attribute material fluctuations in your results of operations to multiple factors, please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor and also describe the reasons underlying the causes. For example, you attribute the increase in other services revenues and cost of revenue to increased net revenues and increased costs in interior design and construction services and increase revenue in SAAS services. Please quantify these items and explain the underlying reasons behind the increases. Please also consider expanding your disclosure of general and administrative expenses and elsewhere, to the extent appropriate.

Net Revenue, page 103

2.   Please explain in greater detail how workspace membership services revenues decreased 11% due to the closure of unprofitable spaces in operation and the contraction of your self-operated coworking space services as you transform to an asset-light model. The disclosure appears to place importance on "spaces." Based on a review of your operating metrics found on page 65 while the number of spaces under your self-operated model declined, it was only by 1 space and the number of asset-light model spaces increased by 40 spaces for a net increase in spaces of 39 in 2021. Please explain more clearly how workspace membership services revenues decreased despite a favorable increase in spaces. Additionally, the majority of the remaining operating metrics appear to show favorable trends, including an increase in members. Please explain what impact, if any, the favorable trends in the remaining metrics and the unfavorable trend in occupancy rates had your workspace membership services revenue. Furthermore, we note disclosure elsewhere that COVID negatively impacted your results of operations in 2022 including revenue (page F-21). Please explain the extent to which COVID had an impact here.

Impairment Loss on Long-lived Assets and long-term prepaid expenses, page 104

3.   Please explain in reasonable detail the underlying reasons, events or changes in circumstances that lead to the impairments.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Scott Stringer at 202-551-3272 or me at 202-551-3651 if you have questions regarding our comments.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services